EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of CoTherix, Inc. for the registration of up to $80,000,000 of its common stock, preferred stock, debt securities, warrants or units and to the incorporation by reference therein of our reports dated March 9, 2006, with respect to the financial statements and schedule of CoTherix, Inc., CoTherix, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of CoTherix, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Palo Alto, California

June 1, 2006